UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
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FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

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For the month of April 2019

Commission File Number: 001- 33602
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HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

(Registrant’s name)
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No. 2 Disheng Middle Road
Beijing Economic-Technological Development Area
Beijing, 100176

People’s Republic of China

Tel: (86) 10 5898 1386
(Address of registrant’s principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K is incorporated by reference into (i) the registration statement on Form F-3 (File No. 333- 230768) of Hollysys Automation Technologies Ltd. (the “Company”) and (ii) the related prospectus supplement, dated April 8, 2019 relating to the Company’s proposed underwritten offering, which was filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b)(5) under the Securities Act of 1933, as amended, at 17:19:40 on April 8, 2019.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press release — Hollysys Announces Withdrawal of Public Offering of Ordinary Shares

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HOLLYSYS AUTOMATION TECHNOLOGIES LTD.

By:	/s/ Baiqing Shao
Name: Title:	Baiqing Shao Chairman and Chief Executive Officer

Date:  April 17, 2019